82-3470


ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256


05005533

27th January, 2005

The Secretary
National Stock Exchange
of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

<u>Secretarial Audit Report for the quarter ended 31st December, 2004</u>

In terms of the requirement under Circular No. D&CC/FITTC/CIR-16/2002 dated 31st December, 2002 of the Securities & Exchange Board of India, we enclose a copy of the Secretarial Audit Report dated 18th January, 2005, for the quarter ended 31st December, 2004 from M/s. Vinod Kothari & Co., Practising Company Secretary, in the prescribed format.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

Encl. as above


ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

Company Secretary
1012 Krishna, 224 A J C Bose Road
Kolkata - 700 017. India
Phone/fax : 91-33-22811276/22817715/22813742
http://vinodkothari.com
e-mail:vinod@vinodkothari.com

SECRETARIAL AUDIT REPORT

1.	For Quarter Ended	: 31st December, 2004
2.	ISIN	: INE154A01017
3.	Face Value	: Rs. 10/- per Ordinary Share
4.	Name of the Company	: ITC Limited
5.	Registered Office Address	: Virginia House 37 Jawaharlal Nehru Road Kolkata 700 071
6.	Correspondence Address	: Same as above
7.	Telephone & Fax Nos.	: 2288-6426/0034/9371 2288-2358 (Fax)
8.	E-mail address	: itcisc@vsnl.net
9.	Names of the Stock Exchanges where the Company's securities are listed	a) The Calcutta Stock Exchange Association Ltd. b) The Stock Exchange, Mumbai c) National Stock Exchange of India Ltd.

		Number of shares	% of Total Issued Capital
10	Issued Capital (as on 31st December, 2004)	24,80,97,657	100.00
11	Listed Capital	24,80,97,657*	100.00

* Out of the above, 64,229 shares, which were allotted on 20th December, 2004, were listed by the National Stock Exchange of India Ltd. on 6th January, 2005.

12. Held in dematerialised form in CDSL : 20,08,200
13. Held in dematerialised form in NSDL : 15,18,35,418
14. Physical : 9,42,54,039
15. Total No. of shares (12+13+14) : 24,80,97,657


Vinod Kothari & Co.
Company Secretaries

VINOD KOTHARI & CO.
Company Secretary
1012 Krishna, 224 A J C Bose Road
Kolkata - 700 017. India
Phone/fax : 91-33-22811276/22817715/22813742
http://vinodkothari.com
e-mail:vinod@vinodkothari.com

16. Reasons for difference if any, between (10 & 11), (10 & 15), (11 & 15) : Not applicable

17. Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars	No. of Shares	Applied/ Not applied for listing	Listed on Stock Exchanges	Whether intimated to CDSL	Whether intimated to NSDL	In-principle approval pending from Stock Exchange
Allotment of Shares under the Company's Employee Stock Option Scheme	1,72,755**	Applied & Listed	Yes	Yes	Yes	Not applicable

** Out of the above, 64,229 shares, which were allotted on 20th December, 2004, were listed by the Stock Exchanges as follows :

Name of the Stock Exchanges	Date of application for listing	Date of listing
The Stock Exchange, Mumbai	23rd December, 2004	29th December, 2004
The Calcutta Stock Exchange Association Ltd.	23rd December, 2004	30th December, 2004
National Stock Exchange of India Ltd.	23rd December, 2004	06th January, 2005

18. Register of Members is updated (Yes / No) : Yes

19. Reference of previous quarter with regards to excess dematerialised shares, if any : Not applicable

20. Has the company resolved the matter mentioned in point no. 19 above in current quarter ? If not. Reason why ? : Not applicable

21. Mention total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay : Nil

Company Secretary
1012 Krishna, 224 A J C Bose Road
Kolkata - 700 017. India
Phone/fax : 91-33-22811276/22817715/22813742
http://vinodkothari.com
e-mail:vinod@vinodkothari.com

22. Name, Telephone & Fax No. of Compliance officer of the Company	: Mr. Arun Bose 2288-7043 (D),2288-6426/0034, 2288-2358 (Fax)
23. Name, Address, Tel. & Fax No., Regn No. of Auditor	: M/s Vinod Kothari & Co. 1012 Krishna Building 224 A J C Bose Road Kolkata – 700 017 2281-7715/1276, 2281-3742 (Fax) ACS No. 4718 COP No. 1391
24. Appointment of common agency for share registry work. If yes (name & address)	: In-house Share registration unit - Registered with SEBI as Category II Share Transfer Agent.
25. Any other detail that the auditor may like to provide (e.g. BIFR Company, delisting from Stock Exchange, company changed its name etc.)	: None.



(Vinod Kumar Kothari)
For Vinod Kothari & Co.

ACS No. 4718
COP No. 1391

Place : Kolkata
Date : 18/01/2005

Company Secretary
1012 Krishna, 224 A J C Bose Road
Kolkata - 700 017, India
Phone/fax : 91-33-22811276/22817715/22813742
http://vinodkothari.com
e-mail:vinod@vinodkothari.com

SECRETARIAL AUDIT REPORT

1.	For Quarter Ended	: 31st December, 2004
2.	ISIN	: INE154A01017
3.	Face Value	: Rs. 10/- per Ordinary Share
4.	Name of the Company	: ITC Limited
5.	Registered Office Address	: Virginia House 37 Jawaharlal Nehru Road Kolkata 700 071
6.	Correspondence Address	: Same as above
7.	Telephone & Fax Nos.	: 2288-6426/0034/9371 2288-2358 (Fax)
8.	E-mail address	: itcisc@vsnl.net
9.	Names of the Stock Exchanges where the Company's securities are listed	a) The Calcutta Stock Exchange Association Ltd. b) The Stock Exchange, Mumbai c) National Stock Exchange of India Ltd.

		Number of shares	% of Total Issued Capital
10	Issued Capital (as on 31st December, 2004)	24,80,97,657	100.00
11	Listed Capital	24,80,97,657*	100.00

* Out of the above, 64,229 shares, which were allotted on 20th December, 2004, were listed by the National Stock Exchange of India Ltd. on 6th January, 2005.

12. Held in dematerialised form in CDSL : 20,08,200

13. Held in dematerialised form in NSDL : 15,18,35,418

14. Physical : 9,42,54,039

15. Total No. of shares (12+13+14) : 24,80,97,657


Vinod Kothari & Co.
Company Secretaries

Company Secretary
1012 Krishna, 224 A J C Bose Road
Kolkata - 700 017. India
Phone/fax : 91-33-22811276/22817715/22813742
http://vinodkothari.com
e-mail:vinod@vinodkothari.com

16. Reasons for difference if any, between (10 & 11), (10 & 15), (11 & 15) : Not applicable

17. Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars	No. of Shares	Applied/ Not applied for listing	Listed on Stock Exchanges	Whether intimated to CDSL	Whether intimated to NSDL	In-principle approval pending from Stock Exchange
Allotment of Shares under the Company's Employee Stock Option Scheme	1,72,755**	Applied & Listed	Yes	Yes	Yes	Not applicable

** Out of the above, 64,229 shares, which were allotted on 20th December, 2004, were listed by the Stock Exchanges as follows :

Name of the Stock Exchanges	Date of application for listing	Date of listing
The Stock Exchange, Mumbai	23rd December, 2004	29th December, 2004
The Calcutta Stock Exchange Association Ltd.	23rd December, 2004	30th December, 2004
National Stock Exchange of India Ltd.	23rd December, 2004	06th January, 2005

18. Register of Members is updated (Yes / No) : Yes

19. Reference of previous quarter with regards to excess dematerialised shares, if any : Not applicable

20. Has the company resolved the matter mentioned in point no. 19 above in current quarter ? If not. Reason why ? : Not applicable

21. Mention total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay : Nil



Company Secretary
1012 Krishna, 224 A J C Bose Road
Kolkata - 700 017. India
Phone/fax : 91-33-22811276/22817715/22813742
http://vinodkothari.com
e-mail:vinod@vinodkothari.com

22. Name, Telephone & Fax No. of Compliance officer of the Company : Mr. Arun Bose
2288-7043 (D),2288-6426/0034, 2288-2358 (Fax)

23. Name, Address, Tel. & Fax No., Regn No. of Auditor : M/s Vinod Kothari & Co.
1012 Krishna Building
224 A J C Bose Road
Kolkata – 700 017
2281-7715/1276, 2281-3742 (Fax)
ACS No. 4718
COP No. 1391

24. Appointment of common agency for share registry work. If yes (name & address) : In-house Share registration unit - Registered with SEBI as Category II Share Transfer Agent.

25. Any other detail that the auditor may like to provide (e.g. BIFR Company, delisting from Stock Exchange, company changed its name etc.) : None.



(Vinod Kumar Kothari)
For Vinod Kothari & Co.

ACS No. 4718
COP No. 1391

Place : Kolkata
Date : 18/01/2005